December 18, 2024

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
Metallus Inc.
1835 Dueber Avenue SW
Canton, Ohio 44706

       Re: Metallus Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           Form 8-K Furnished November 7, 2024
           File No. 001-36313
Dear Kristopher R. Westbrooks:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 December 18, 2024
Page 2
Form 8-K Furnished November 7, 2024
Exhibit 99.1, page 10

1. We note that in your presentation of the non-GAAP measures, you have adjustments for business transformation costs and IT transformation costs. Please remove these adjustments from your non-GAAP financial measures in future filings or further explain to us the nature of each of these costs and tell us why you believe they do not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC
       Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing